Tsakos Energy Navigation Limited

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

August 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Cheryl Brown

Re:	Tsakos Energy Navigation Limited

Acceleration Request for Registration Statement on Form F-3

File No. 333-273740

Dear Ms. Brown,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”) , Tsakos Energy Navigation Limited (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated to August 16, 2023, at 4:15 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Finn Murphy at (212) 459-7257.

If you have any questions regarding this request, please contact Finn Murphy at (212) 459-7257.

Very truly yours,

Tsakos Energy Navigation Limited

By:	/s/ Paul Durham

Name: Paul Durham
Title: Chief Financial Officer and Chief Accounting Officer

cc: Finn Murphy, Goodwin Procter LLP